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                                December 6, 2021

       Scott R. Zemnick
       Founder Holder
       VPC Impact Acquisition Holdings III, Inc.
       150 North Riverside Plaza, Suite 5200
       Chicago, IL 60606

                                                        Re: VPC Impact
Acquisition Holdings III, Inc.
                                                            Amendment Nos. 2
and 3 to
                                                            Registration
Statement on Form S-4
                                                            Filed November 29
and 30, 2021
                                                            File No. 333-260083

       Dear Mr. Zemnick:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-4

       Part II. Exhibits
       Exhibit 8.1, page II-1

   1. Refer to the first full paragraph on page 2. Counsel opines "we are of the opinion that the discussion set forth in
the Registration Statement . . . is accurate in all material respects."
                                                        The accuracy of the
disclosure is not the appropriate subject of the tax opinion. Please have counsel revise
accordingly. For guidance, refer to Section III.C.2 of Staff Legal
                                                        Bulletin No. 19.
 Scott R. Zemnick
FirstName  LastNameScott  R. Zemnick
VPC Impact   Acquisition Holdings III, Inc.
Comapany6,
December   NameVPC
              2021     Impact Acquisition Holdings III, Inc.
December
Page  2    6, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact 202-551-3294 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica
Livingston at 202-551-3448 or J. Nolan McWilliams at 202-551- 3217with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance
cc:      Era Anagnosti